InterOil Corporation Antelope-1 Well Drilling Report No. 7 January 29, 2009
Prospect:	Antelope

Type:	Appraisal well

Location:	PPL 238, Eastern Papuan Basin 294,277m E; 9,210,679m N - AGD 66, Zone 55

Current Status:
Operations are currently logging and running a vertical seismic profile (VSP) with the well under pressure.  Following completion of logging, the Company plans to run drill stem tests (DSTs) on lower sections of the wellbore and other possible zones of interest identified on logs.  This follows the successful drilling of an additional 820 feet (250 meters) to pre-drill estimates, in the Antelope structure to total depth (TD) of 8,829 feet (2,710 meters), increasing the overall drilled reservoir section to 3,156 feet (962 meters).

The process is designed to:

•	Tie the wellbore directly to seismic data,

•	Evaluate the newly drilled section, and

•	Determine the lowest known hydrocarbons, if yet encountered by the extended drilling program.

Past activity:	DST#1 produced 13.1 MMcfd and no formation water. DST#1 was performed from 7,861 feet (2,396 meters) to 8,071 feet (2,460 meters) total depth (TD).

Pay Summary - Antelope 1 Log Interpretation Average Values

Top Reservoir (ft)	Base of Logs (ft)	Gross (ft)	Net Pay (ft)	Net to Gross %	Porosity %	Water Saturation %

5,729	8,029	2,300	2,077	90	8.8	12.7

Drilled out from underneath the 9 5/8” casing at 5,738 feet (1,749 meters) with an 8 ½” bit and an underbalanced mud system down to 5,837 feet (1,779 meters) while producing gas to surface and dominantly dolomite cuttings as reported earlier. 9 5/8” casing is set at 5,738 feet as a tie back string to the 13 3/8” casing with dual DDV valves.

Coal and shallow marine fossils fragments were observed in the lower claystone section indicating a shallow marine depositional environment. Limestone and dolomite were present at the top of the carbonate reservoir interval at 5,689 feet (1,734 meters), and continues to be seen through the reservoir section along with some vugular porosity in the drilling samples. Back ground gas (C1-methane to C5-pentane)* was observed while drilling the lower claystone interval above the reservoir, which logs and data have confirmed the well in the carbonate/reef section.

(*note: previous wells drilled in the area have experienced background gas, however background gas in no way confirms commercial accumulations of hydrocarbons reached to date on this well, until the well is drilled out and testing and logging is completed. The structure may need further geological, geophysical and appraisal work before a commercial confirmation of gas reserves.) There is no assurance that any such reserves will be established.)

Planned Total Depth:	To be determined

Operator:	InterOil subsidiary, SPI (208) Limited.

Prospect Description:	This well is targeting the Puri and Mendi, and Antelope reef limestone.

FOR INVESTOR RELATIONS ENQUIRIES:

Anesti Dermedgoglou
V.P. Investor Relations
Anesti@interoil.com
Phone:  +61 7 4046 4600

Cautionary Statements

This press release may include “forward-looking statements” as defined in United States federal and Canadian securities laws.  All statements, other than statements of historical facts, included in this press release that address activities, events or developments that the InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements. In particular, this press release contains forward looking statements concerning drilling activities in the Elk/Antelope field. These statements are based on certain assumptions made by the Company based on its experience and perception of current conditions, expected future developments and other factors it believes are appropriate in the circumstances.  No assurances can be given however, that these events will occur.  Actual results will differ, and the difference may be material and adverse to the Company and its shareholders.  Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements.  Some of these factors include the risk factors discussed in the Company’s filings with the Securities and Exchange Commission and SEDAR, including but not limited to those in the Company’s Annual Report for the year ended December 31, 2007 on Form 40-F and its Annual Information Form for the year ended December 31, 2007.  In particular, there is no established market for natural gas in Papua New Guinea and no guarantee that gas from the Elk/Antelope field will ultimately be able to be extracted and sold commercially.

Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its and its Annual Information Form available on SEDAR at www.sedar.com.

We currently have no reserves as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.  All information contained herein regarding resources are references to undiscovered resources under Canadian National Instrument 51-101, whether stated or not.